FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

Gold Fields Limited — Potential Equity Placing
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI ISIN: ZAE000018123

Johannesburg, 4 November 2003 – Gold Fields Limited (JSE and NYSE – GFI) is considering an equity offering of approximately 12 — 15 million new shares (2.5 – 3% of the issued share capital) to international institutional investors (the “Placing”). The proceeds of the Placing could be used to fund a portion of Gold Fields’ capital requirements in Ghana and Australia and/or to actively pursue future off-shore growth opportunities.

ends

Members of the public are not eligible to take part in the Placing. This announcement is directed only at persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the “Order”) or persons falling within Article 49(2)(A) to (D) (“High Net Worth Individuals, Unincorporated Associations, etc”) of the Order (all such persons together being referred to as “Relevant Persons”). The information regarding the Placing set out in this announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities in United Kingdom, the United States, South Africa or any other jurisdiction, or investment advice. This announcement does not constitute an offer to sell or the solicitation of an offer to buy or acquire ordinary shares in Gold Fields in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into , Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Gold Fields that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Gold Fields to inform themselves about and to observe any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 4 November 2003

By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs